April 12, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Service

Attention:

Dear Sir/Madam,

Re:	Kioni Holdings Ltd Amendment No.1 to Registration Statement on Form S-1 Filed March 27, 2024 File No. 333-277004

We refer to your letter dated April 10, 2024 in respect to Kioni Holdings Limited (the "Company" or "Kioni") on Amendment No. 1 to Form S-1 filed on March 27, 2024.

We here by respond the comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission").

The numbered paragraphs below correspond to the numbered comments in the Staff's letter and Staff's comments are presented in bold italics. Unless we note otherwise, any references to prior comments are to comments in your March 8, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed March 27, 2024
Prospectus Summary, page 1

1. We note your revisions in response to prior comment 1. Please also disclose Mr. Diao's controlling interest in the prospectus summary and acknowledge that he will have the ability to determine the outcome of matters requiring shareholder approval.

Our comments below:
We have amended the disclosure in the Prospectus Summary.

Risk Factors
Risks Related to Our Business
Because we primarily rely on third party consultants and specialized service providers..., page 5

2. We note your response to prior comment 4. Please further revise this risk factor to acknowledge that you have entered into agreements with two third party suppliers, and disclose the term of each agreement and any early termination provisions. For example, we note that Section 7.2 of the Technical Service Agreement filed as Exhibit 10.1 provides Arpa Infinity Limited the right to terminate the agreement at any time with thirty days' written notice to you.

Our response:
We have amended the disclosure on page 5 of the filing.

We cannot guarantee future customers..., page 5

3. In light of your response to prior comment 8, please revise this risk factor to acknowledge that you are dependent upon the two customers with whom you have entered into one-year contracts.

Our response:
We have amended the disclosure on page 5 of the filing.

Dilution, page 11

4. It appears you have not accounted for offering costs in the after offering net tangible book value, which would lower the amount of net offering proceeds and net tangible book value. Please revise to include the $10,000 in your calculations that is disclosed on page II-1, or otherwise advise.

Our response:
We have amended the disclosure on page 11 of the filing.

Certain Relationships and Related Transactions, page 22

5. We note your revised disclosure responsive to prior comment 11. Please revise to clarify whether there is any amount outstanding under the $10,000 loan facility provided by Mr. Diao as of the latest practicable date and file the related agreement as an exhibit to the registration statement. Refer to Items 404(d), 404(a)(3), and 404(a)(5) of Regulation S-K.

Our response:
We have amended the disclosure on page 22 and have added Exhibit 10.3 of the filing.

Item 16. Exhibits
Exhibit 23.2 Consent of Olayinka Oyebola & Co., Chartered Accountants, page II-2

6. We read your response to prior comment 17 but note the auditor's consent does not include a statement acknowledging the reference of their name as an expert in accounting and auditing on page 26 of the filing. Please obtain a revised consent that includes such statement in accordance with Rule 436 of Regulation C.

Our response:
The auditor has revised their consent letter to include a statement acknowledging the reference of their name as an expert in accounting and auditing on page 26 of the filing.

Should the Staffs have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned.

Yours faithfully

For and on behalf of
Kioni Holdings Limited
/s/ Elvis Diao
______________________________
Elvis Diao
Director